Exhibit 99.3

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PUB.PA - Publicis Groupe SA Acquisition of Sapient M&A Call

EVENT DATE/TIME: NOVEMBER 03, 2014 / 07:00AM  GMT

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NOVEMBER 03, 2014 / 07:00AM  GMT, PUB.PA - Publicis Groupe SA Acquisition of Sapient M&A Call

CORPORATE PARTICIPANTS

Maurice Levy Publicis Groupe S.A. - Chairman & CEO

Alan Herrick Publicis Groupe S.A. - CEO, Sapient

Jean-Michel Etienne Publicis Groupe S.A. - CFO

CONFERENCE CALL PARTICIPANTS

Charles Bedouelle Exane BNP Paribas - Analyst

Conor O’Shea Kepler Cheuvreux - Analyst

Patrick Wellington Morgan Stanley - Analyst

Emma Dunk JPMorgan - Analyst

Will Mairs Nomura - Analyst

Jerome Boden Nexis - Analyst

Sarah Simon Berenberg - Analyst

Brian Wieser Pivotal Research Group - Analyst

PRESENTATION

Operator

Hello, and welcome to the Publicis Groupe acquisition of Sapient webcast. The speakers for today’s webcast will be Maurice Levy, CEO of Publicis Groupe, and Alan J Herrick, CEO of Sapient.

My name is Myesha and I will be your operator for today’s call. (Operator Instructions). Later, Jean-Michel Etienne, CFO of Publicis Groupe, will join for the question and answer session. Please note this webcast is being recorded.

I will now turn the webcast over to Maurice Levy, CEO of Publicis Groupe. Please go ahead.

Maurice Levy  — Publicis Groupe S.A. - Chairman & CEO

Thank you, Myesha. Bonjour, bonjour, and good night, everyone. Thank you for joining us today to discuss a very significant step in our efforts to lead the digital transformation, the acquisition of Sapient.

Joining me today in New York is Alan Herrick. Bonjour, Alan.

Alan Herrick  — Publicis Groupe S.A. - CEO, Sapient

Bonjour.

Maurice Levy  — Publicis Groupe S.A. - Chairman & CEO

Alan is the President, CEO and Co-Chairman of Sapient. It is approximately 2 in the morning here in New York City, so not the best time of day to share such exciting news. And we are pleased to have Publicis Groupe CFO, Jean-Michel Etienne, in Paris, who is, I hope, better rested. He will participate in the call and answer some of your questions later.

You can find our presentation on either www.publicisgroupe.com and www.sapient.com.

On slides 1 and 2, you will find our forward-looking statement and all the information that our lawyers have insisted that you read carefully. So we are inviting you to read it, and to re-read it, in order to make sure that we are complying with instructions of our lawyers, particularly when we are in New York.

The topics we will cover today are listed on page 3. We are on page 3, but before we begin, I’d like to tell you why this is such a momentous development for our shareholders and all of our stakeholders.

The acquisition of Sapient will give birth to the largest, most advanced platform focused exclusively on the digital transformation and the dynamics of an always-on world by aligning our digital operation with Sapient under the banner of Publicis.Sapient.

We have been investing for many years in our digital capabilities for one simple reason. It is the future. Consumers are more empowered than ever, expecting, even demanding, instantaneous access and information on any device, wherever they are. Devices do much more than ever.

For example, your phone isn’t just your phone, it is how you shop; it’s your camera; it’s the navigation for your car; it’s your movie screen; it’s your game console and much more. But you know this extremely well and you experience it every day.

More importantly, the pace of innovation is accelerating faster than ever. This disruption created by these changes mean big challenges for our clients and big opportunities. They need a partner who brings an unparalleled type of capabilities in technology, communication, marketing, consulting and commerce.

The acquisition of Sapient will enable us to lead at the convergence of all these areas. We will be a communication, marketing, commerce and digital powerhouse, helping our clients succeed and thrive by delivering profoundly transformational services through a model with unmatched reach, scale and capabilities. And that will create a remarkable foundation for accelerated growth.

We are now, with Alan, going to take you through the presentation. We are still on slide number 3 and what we will cover is how the transaction accelerate Publicis strategy; who is Sapient; what are the market opportunities create by this transaction; what are the key transaction terms.

You already have seen the press release, so we are not going to insist in too many details, and we will obviously answer your questions.

On slide 4, the key bullet points on which you will have to make your own judgment, is the fact that we will be the leader, the convergence of communication, commerce, marketing and technology. This strengthening our leadership; it is a leap in the transformation of Publicis.

Over 50% of our revenues from digital will be attained three years ahead of our 2018 plan. We will have unmatched technology capabilities, a significantly enlarged talent pool. And this combination accelerates revenue and earning growth and unlocks significant synergies.

On page 5, you have a slide regarding the key reason why this is a compelling strategic and financial rationale operation for Publicis.

In the first box, it is a leap forward in the Publicis Groupe digital transformation. This is something for which you already know; how much we have invested, how much is critical for our future. And the creation of Publicis.Sapient will create the leader in digital transformation for our clients.

One thing that you have to know from that box is that we will generate new revenue growth streams. This operation will have a lot of growth synergies that we will develop a little bit later.

Alan will certainly agree with me, maybe not with my accent, when I am saying that Sapient is a crown jewel in the areas of marketing, omni-channel, commerce and consulting. You will see, through his presentation, how much this is true and why this is the perfect acquisition in line with the Publicis vision.

It is a cutting edge company with a long heritage of innovation and leadership. It is a unique value proposition which combine marketing, commerce, consulting and technology and its broad range of capabilities. All this will be developed in a minute.

This is also an operation which has significant opportunities to create additional value, obviously for our shareholders, but also for our clients and our people. The combination creates a leader at the convergence. And this is a word which is extremely important, that we will come back to this very often in our presentation, because it is key for the future; the convergence of marketing, commerce, consulting and technology.

We have a strong, very strong business and cultural fit. I’m insisting on cultural fit, because this is something which is essential for the people. And all the contacts that we have had since the last few days is a demonstration that this is something which really show when you see the people in the same room.

The run rate cost synergies are estimated at over EUR50 million per year. And there is substantial cross fertilization opportunities between the two organization, as I said, leading to new revenue opportunities.

This operation has a positive impact on Publicis’ growth and financial profile. It is accretive on Publicis’ growth profile and the headline EPS. Digital strategy acceleration and synergies creating significant value for Publicis shareholders, optimizes our capital structure, and this will enable us to generate more attractive shareholders’ return. And we do expect to maintain our BBB+ rating and our Baa2 rating.

On slide number 6, you have a short history of the journey that we have been in, starting with the fact that we were thinking, as soon as 2005 and 2006, with the creation of the concept of the human digital agency. And we have been investing on a regular basis starting with Digitas, the creation of VivaKi, and signing lot of interesting strategic alliances and agreements. And the creation also of audience and demand, which was the very first programmatic platform.

The acquisition of Razorfish in August 2009, with a very strong presence in interactive services, SEO, SEM and cutting edge e-commerce; Rosetta in May 2011; LBi in September 2012; and now, today, the jewel of the crown, Sapient. You see that, based on the number for 2014, the pro forma will give roughly EUR4 billion of revenue in the field of digital.

On slide 7, you have a leap forward in the Group digital transformation. We have made a commitment to the market that we will reach more than 50% of our revenue derived from digital in our plan for 2018.

As soon as this acquisition will close, we will have reached that threshold. This is extremely important because everyone knows this is the area of fast growth; this is where the growth will be coming in the future; this is the place where the market will have its future. So this is something which, I believe, doesn’t need a lot of explanation.

And it is now my pleasure to hand over to Alan for a Sapient snapshot.

Alan Herrick  — Publicis Groupe S.A. - CEO, Sapient

Great. Thanks, Maurice, I appreciate it, and excited to be with all of you tonight. I guess my objective in the next couple of minutes is to just give you a high level overview of Sapient.

On slide 9, Sapient has a long tradition and history of helping clients leverage technologies, transform their business, as well as create competitive advantage. As Maurice said, we have a deep focus on marketing, commerce, consulting and technology. We have a very long track record of growth, innovation, and most specifically, delivery for our clients; 37 offices worldwide, 13,000 people over a broad range of verticals.

On slide 10, I’ll give you a quick breakdown of the three major businesses within Sapient. Let me start with SapientNitro, which is 67% of revenues.

SapientNitro is a new breed of agency really focused on the always-on consumer. An ever changing consumer has created issues, challenges and opportunities for marketers. SapientNitro’s focus has really been to bring strong capabilities in experience, creative, digital, commerce and technology to help our clients solve those issues.

Sapient Global Markets and Sapient Government Services provide deep consulting expertise and technology capabilities to help advance our clients’ business, and drive competitive advantage in their marketplace.

On slide 11, you’ll see our unmatched leadership position in the market, and our recognized and acknowledged leadership position by industry analysts across e-commerce, mobile and digital marketing.

On slide 12, a very high level footprint of our revenue distribution and our people, which really allows us to be in the critical markets that matter to our clients, their growth and their expansion worldwide.

On slide 13, you’ll see a snapshot of just some of the solutions and the technology platforms and tools that we bring to our clients for a couple of different objectives.

The first objective is, in a world that’s changing so fast, clients are looking for speed to market. They’re looking for lightweight solutions that they can bring online to engage consumers, measure analytics more effectively.

The second objective the clients are really looking for in today’s marketplace is simplicity in their ongoing operations for their digital technologies and platforms, and having some tools and intellectual property to help us actually gain advantage [and speed with] our clients.

On slide 14, you’ll see a snapshot of our technology ecosystem, and some of our great partners across the world, that allow us to bring to our clients the best of what’s available, and to make sure that we get the right fit for our client in their particular environment, business issues and opportunities. We train our people worldwide in a variety of tools and packages to make sure we have a competency to implement complicated technology ecosystems to support our clients.

On slide 15, just a very, very quick snapshot of our client list. I would just highlight maybe a few different things to help you just understand the range of Sapient.

First, I’d highlight Marks & Spencer, which is an omni-channel commerce implementation where we did the creation, the design and the implementation. One assignment for Unilever was to create a global digital marketing platform to take advantage and create leverage across their digital assets. And then the final one I might mention is Fiat, which is really a great example of digital marketing, creative and experiences.

With that, I’ll hand it back to Maurice to take you through the next part of the presentation.

Maurice Levy  — Publicis Groupe S.A. - Chairman & CEO

Thank you, Alan. I don’t need to insist, when you have been exposed to the presentation you see that there is a impressive client list. We are sharing some of the clients with Sapient already and we see also the acquisition of Sapient will open up a lot of variety of new clients with whom we can develop a partnership.

I’d like also to insist on the Gartner slides. I think that this has been shown and you have seen the position of Sapient, but you have also seen on those slide the position of Razorfish and that of DigitasLBi. So we see that we are extremely well positioned for the future.

Now I’m taking you through the strategic rationale. As you know, the world is changing at an unprecedented pace and a speed never seen before. This is page 17.

There are dramatic changes which are going on; we already mentioned the empowered always-on consumers, the millennials. We are leading the change in behavior, based on social, on sharing, on co-creating content, and all kinds of behavior which are really paving the way for the future.

We have now to do commerce anytime, anywhere. Nobody shop only between 9am and 5pm, and only on the weekdays. The convergence of physical environment and digital experiences is something that everyone is experiencing every day. And we see a very important shift in IT spending, thanks to the evolution of consumers; we have all experienced the blurring boundaries between marketing, communication and technology.

In front of these important changes, which are happening by the day, our client need to anticipate and react, not only because media dollars are shifting to new channels, but social, mobile and online are key to the future. They have to leverage the proliferation of data, and there is a lot of changes that they have to face if you want to be adapted to the new world.

This is what we call the digital transformation which mean; enhanced customization, real-time decision-making needs, multiple consumer touch-point, interactivity, and enhanced ability for call to action. They have to transform themselves.

And this disruption, on page 18, demands the innovative solution. This slide is extremely important. This is about the new age of consumption, which demands capability across the spectrum of convergence. It is addressing the client needs today, which means being at the forefront of the convergence between marketing, consulting, technology, and commerce.

How many years that we are talking about this convergence? Before today, it was maybe a little bit soon. The time is now, and this is happening under our very eyes.

This mean that advertisers’ need for seamless brand experience that connect engagement through transactions; systems that enable two-ways communication between individuals, brands and institutions; increased demand for content and owned media, which clearly is happening every day. And we have already mentioned the shift to digital media; the multichannel brand optimization; increasing data analytics requirement; and the fact that there is a demand for cross-platform solutions.

So you see the four circles, and how they are converging, and the fact that there is a huge overlap. These are market where, today, no-one will be as well positioned as we will be with the acquisition of Sapient.

This is demonstrated on the following slide, which is side 19, and we see how complementary, and how this strategic field is strong between Publicis Groupe and Sapient.

On geography, Sapient strengthens our leading position in North America; Publicis enhances Sapient presence in Europe, LatAm and APAC; and Publicis gains significant presence in India, securing technology and access to a fantastic talent pool, thanks to the incredible focus that education has on technology in this formidable country.

On marketing, technology, omni-channel commerce, I don’t need to insist very much. You have already understood; it is a strong commitment to digital technology. We have a combined shared service environment, and Sapient enhances consulting capability. This is essential. Client need consulting in order to face the digital transformation.

This [helped] me to move on the client side, and I have already mentioned that we have limited overlap; this is a complementary client portfolio. Sapient brings strong strategic consulting and technology. There is a fantastic, fantastic potential for cross-pollination and, as I already mentioned, a urgent need for achieving digital transformation for many of our clients.

Importantly, the corporate culture of both company are very close. We are both client focused; we are both focused on innovation and collaboration. You have seen the slide on collaboration and partnership that Sapient has developed. You have been informed, during years of all the strategic alliance, of collaboration that we have developed. And this will enhance our ability to attract top talent, which is essential for our future.

We are going to create Publicis.Sapient. Publicis.Sapient is — maybe, Alan, you should say what this will be, because you will be leading Publicis.Sapient.

Alan Herrick  — Publicis Groupe S.A. - CEO, Sapient

Sure, I would be glad to give you some highlights on that; let people understand what we’re trying to accomplish here. The reason I have spoken for some time —

Maurice Levy  — Publicis Groupe S.A. - Chairman & CEO

Since 2011, we can say.

Alan Herrick  — Publicis Groupe S.A. - CEO, Sapient

— since 2011, about a couple of different ideas. But one is, could you create a game changing idea, something that is both sophisticated and advance that would really deliver on the transformational opportunities in the marketplace, and really create value for our clients?

Part two of the question was, could you really design a culture that could make it work? Because in the convergence of so many facts, your ability to have people collaborate, of great skill, great diversity and great talent, really relies on your ability to build a long-lasting and shared culture to get at the things that matter for both all the talent and the people across the world, as well as our clients.

So we’ve spent much, much time, as you might imagine, on that conversation. Let me just highlight on slide 20 a couple of points about the differentiation, and the package of things we’re going to try to bring together to make, obviously, Publicis.Sapient the leading platform in the world.

The first I would highlight is, we’re bringing together the leading creative, digital, experiential partners in the world, bar none, DigitasLBi, Razorfish, Rosetta, SapientNitro, all to help clients really solve their digital transformation challenges, as well as seize the opportunities that they have in front of them.

The second point I would highlight in bringing together the properties of Sapient Global Markets and Sapient Government Services, we really, as Maurice said, want to expand the consulting mode; expand consulting services, leveraging the model that’s within Sapient Global Markets and Sapient Government Services, while also continuing to expand those businesses.

And the third and final point I would make is that Publicis.Sapient will have simply unmatched technological capabilities, ranging from digital marketing platforms to large scale, omni-channel commerce, all deployed through a unique global distributed delivery model.

And all those points could be underlined by deep analytics across the business. I’m very excited to work with the teams across DigitasLBi, Razorfish, Rosetta, SapientNitro, Sapient Global Markets, and Sapient Government Services, to create what’s the most sophisticated and advanced platform in the world, to really help our clients step strongly into the future.

So with that, I will hand it back to Maurice.

Maurice Levy  — Publicis Groupe S.A. - Chairman & CEO

Thank you, Alan. I guess you have now a lot of information on the strategy rationale, the history of Sapient, the incredible quality of the services and expertise in technology and consulting. And I’m taking you through now the transaction highlight.

On page 22, you have a summary. Publicis will be acquiring Sapient for $25 per share in an all-cash offer. The offer price equivalent to EUR2.9 billion on equity value fully diluted basis, which is approximately 14 time EBITDA after synergies, which is in line with what we have state for all the acquisition. This has received a unanimous support of the Sapient Board of Directors.

The financial impact. We will have an improved growth profile for the new Publicis Groupe, which will be including Sapient. We have identified EUR50 million of cost synergies, coming mainly from an economy of scale; significant revenue synergies potential, for which we have not taken them into account in our calculation for the accretion of the Publicis headline EPS, and this will be accretive as it is mentioned.

The financing will be done by existing cash and financing commitment received by Publicis. There will be no increase in capital, no equity issuance. This is also helping us optimizing our capital structure. As I said already, we expect to maintain our investor grade credit rating.

And if we look at process and timing, it will be a cash tender offer to all Sapient shares. Commitment to tender from the two co-founders and the CEO; they will tender their shares, and this represent 18% of the share capital of Sapient. The transaction is expected to close in Q1, 2015 and it is conditional to regulatory approvals and no financing conditions.

On page 23, you have pro forma financials, which is presented.

On revenue, Publicis Groupe revenue, on a yearly basis, based on the number of June 30, 2014 represents EUR6,960 million, Sapient, EUR1,075 million, which will, combined, give a number EUR8,035 million.

The growth this year for Publicis is not great; you all know that. I have already been expressing myself regarding that situation. It’s at the level of 1.2%; Sapient is at 14.1%; the combined will give 2.8%.

EBITDA margin, we have EUR1,197 million for Publicis Groupe, EUR137 million for Sapient; without cost synergy so EUR1,334 million, with cost synergy, it’s EUR1,384 million. The margin is at 17.2% for Publicis Groupe, the EBITDA margin, 12.8%. And the combined operation without cost synergy will be at 16.6%, and with cost synergy at the level the Publicis Groups has today, which is 17.2%.

EBIT is at EUR1,080 million for Publicis, Sapient at EUR114 million. Without cost synergy, the combined is at EUR1,194 million, and with cost synergy it has EUR1,244 million. The margin is approximately in line with what we are talking about, the EBITDA margin, 15.5% for Publicis, 10.6% for Sapient. Without synergy, 14.9% for the combined operation, with cost synergy, 15.5%.

Headcount; 62,000 for Publicis Groupe, Sapient close to 13,000, 75,000 for the combined operation.

If we move to the following page, which is 24, we are looking at the strong revenue potential, and it is all about the cross-pollination of client.

In short, and if you go through it, in short it’s fairly simple. Sapient has a portfolio of clients, was great, that they are servicing with high quality services in the area of technology, commerce, digital experience, and consulting. We will offer to those clients, and for those who would like to access to all our capabilities.

It is the same for our clients that we will offer the capabilities of Sapient. On top of that, there are some other advantages regarding — which we can’t do in some countries. And the most important aspect is what the market opportunities are.

There is a lot of thing which is going on in this market. Not only there is change and the acceleration, but there is a fact that e- and m-commerce represent, and will represent very shortly, at the horizon of 2020, a $1 trillion or EUR1 trillion. I don’t know; there are numbers which are with euros, numbers which are with dollar, but at this level of amount we will not argue.

It is a sufficiently big market to see how we can take position here and take a share of growth which will be fantastic for our operation. The IT is converging and it is representing a market of $900 billion. And we see the convergence between the IT market and the marketing market. We know that the new storytelling and content market is representing $500 billion.

When you see all this, and the fact that we have 2 billion new consumers who are coming to market at the horizon of 2020, you see that this new market leader in communication, marketing, commerce, and technology, has a fantastic potential for growth.

On page 25, we have a slide which is explaining something which I believe will be of interest for all of you, which is how this combination accelerates revenue and earning growth.

On the left-hand side, we see that Publicis Groupe has been growing, from 2010 to 2013, at 8.7%, while Sapient has been growing during the same period at 15.2%.

On the right-hand side, we have the same picture, which is even accelerated, regarding the increase on EBITDA. And we see that Publicis has been increasing its EBITDA by 8.3%, while Sapient was increasing it by 24% per annum. So this is clearly enhancing our profile, while, at the same time, creating growth opportunities.

On the following side, 26, you have some precise information on identified cost synergies, and we have been quite cautious.

There is a first level, which is the digital production integration and this is to leverage the Sapient globally distributed delivery model, which should generate some very good synergies.

On G&A, we will have the elimination of duplication, [redundancy], between public company costs. We will have also the consolidation of shared services. On procurement, we will leverage a scale and global system on communication, travel, software, insurance, etc., etc. And we will have international office consolidation on real estate.

We believe that the run rate synergy overview will give a EUR50 million cost synergy annually. Obviously, if you need more explanation on this and more detail, Jean-Michel will be happy to take you through.

On the balance sheet and capital allocation is the following page, 27.

As I said, the transaction is financed with cash at hand and debt; long-term financing is expected to be in place at closing or shortly after; the optimization of capital structure by increasing leverage while retaining a very strong balance sheet; and we expect to maintain our investment grade rating.

Capital allocation; the significant financial flexibility with ample liquidity post-closing, this is something which will be shown immediately after the closing. And we are confirming our target to gradually increase the payout ratio over the coming years in order to reach the level of roughly 42% by 2018.

I don’t believe that we need to insist on the key transaction terms summary. I think what is important to note is that US laws permit Publicis to achieve immediate 100% ownership at the same offer price immediately following a successful offer. And there is the commitment to tender from the two co-founders and CEO, which represent 18% of the share; a break-up fee of $125 million.

The key closing condition is that we get a greater number than 50% participation and we receive the approvals from the US authority and also for US foreign investment approval, and there is no financing condition.

I will insist on the leadership; I think it is something which we know is extremely important. Alan Herrick is joining Directoire+ and his addition, as well as the addition of Jerry Greenberg who is the founder and co-chairman of Sapient who will be joining the Supervisory Board, is extremely important to redefine the future. Their contribution will be essential to both Boards, the Directoire+ and the Supervisory Board, and Alan will become the CEO of Publicis.Sapient, as we have already explained.

On top of that, there is 30 top executives who will be entering a long-term employment agreement with Publicis. We had the meeting with them, we had a formidable [contact], and I believe that is showing that there is a cultural fit which is really impressive. I am very pleased and, Alan, welcome in the Publicis Group as well as the 30 top executives.

The next steps, fairly simple. We will need regulatory approval in the US and Germany, minimum tender requirement, and we expect to close in Q1, 2015.

So in conclusion, this is the creation of the leader at the convergence of communication, commerce, marketing and technology. It is strengthening the leadership of Publicis Group in the field of digital and communication [and] marketing. It is the leap in the transformation of Publicis; immediately 50% of our revenue are derived from digital. The market, which is fast growing; unmatched technology capabilities; a significant enlarged talent pool and access to formidable talent in India. The combination accelerate revenue and earning growth and unlock significant synergies.

This, I think, is quite clear and complete our presentation. Now, Jean-Michel will take your question. So, Jean-Michel, are you ready?

Jean-Michel Etienne  — Publicis Groupe S.A. - CFO

Of course.

Maurice Levy  — Publicis Groupe S.A. - Chairman & CEO

Okay, so, ladies, and gentlemen, thank you for joining us and now the floor is yours for the Q&A session.

QUESTION AND ANSWER

Operator

(Operator Instructions). Charles Bedouelle, Exane.

Charles Bedouelle  — Exane BNP Paribas - Analyst

I think the first question is, when I look at Sapient business mix it’s slightly different from other digital agency or digital marketing companies in the sense that you have some IT consulting, government services, etc. So I just wanted to know, how do you see those businesses in or outside of Publicis, let’s say, in a couple of years? Are they really businesses that should belong to a global marketing agency and do you see any risk on revenues from those businesses as Sapient becomes part of a, let’s say, non-American, slightly different company? So I guess that’s my first question.

The second question is, if we could have some details of what Sapient does today in terms of businesses that Publicis is not able to do? What I’m trying to understand is, is Sapient more of a good thing, or is Sapient operating in places and areas where Publicis has just no capacity? I’m not sure if that’s correct; I think it’s more an overlap.

And I will say the final question is, can you give us an idea of value creation targets do you have with the Company? How did you think about the price and the targets here? Are you thinking about growth? Are you thinking about EPS enhancement? Are you thinking about ROCE? Any highlight on how do you set up the value creation benchmark? Thank you.

Maurice Levy  — Publicis Groupe S.A. - Chairman & CEO

Okay. Alan, would you like to cover part of the first question which is the risk associated with clients due to the fact that we are joining forces?

Alan Herrick  — Publicis Groupe S.A. - CEO, Sapient

Absolutely, and I think, obviously, an exciting change for us across all three of our businesses, the one you mentioned specifically around Global Markets and Sapient Government Services. And the best way to think about this is, deep consulting businesses with tremendous capabilities and technology. You also, as you learn more about them, understand increasingly they will also focus, and have focused, on where you see more and more key digital issues in both financial services, energy services as well as government. So they already do work around transformation as well as consulting in broader areas.

I think generally, as you look out into the future, what you’re seeing is more and more convergence between what was classically a communications company and what was classically a consulting company. If you look at the large consultants or system integrators in the world and the large communication companies, I think you’ll see that continue to [blur] as digital problems become all problems, as business problems become digital problem.

So I think our commitment will be to continue to obviously expand our depth in industry consulting to help companies continue to transform and gain competitive advantage. So on the question of client risk, we don’t see that either; our commitment isn’t changing. Actually, we’re going to expand and deepen those businesses by creating more vertical consulting and industry expertise in the marketplace.

Maurice Levy  — Publicis Groupe S.A. - Chairman & CEO

Thank you, Alan. Charles, your question is very important. But I must tell you that, when I started to look at Sapient and to see their incredible journey of growth, I was obviously looking at how this company was doing on the various segments and the area of global market — of government services, was an area which was a little bit in the dark for me. I had no clear knowledge of why this could be and if this would fit with Publicis Groupe operation. That’s the reason why I consider it’s a very, very good question.

And when you dig in and you look at how the market is evolving and how the borders are blurring between all the aspects and what the clients today are facing, you see that one of the most important topics for them, and what is keeping almost every CEO awake at night, is how can I face this digital transformation? How can I make my business relevant for tomorrow?

And for that, they need not only technical and technology capabilities, but they need to have people who are helping them to lead the way consulting; helping them how to look at the transformation of their own organization, the transformation of go to market; how to connect the solid world or the physical world with the intangible world; and how to make it work extremely well. This is something which global markets will help doing, thanks to their competences in consulting and technology capabilities.

I think that it is a good question, but it is a question when you dig in, which is extremely well answered, and this will help our profile for the future. So it’s something on which I have a great belief that is extremely positive for the future of the Publicis Groupe.

As Alan has said, we will expand what they are doing in new verticals, in new revenue streams. And this will be something pretty important, not only for our clients but for the market at large.

The second question is, what Sapient does that Publicis Groupe doesn’t do. You want, Alan, to say a few words?

Alan Herrick  — Publicis Groupe S.A. - CEO, Sapient

Sure, I’d say a couple. Obviously, Publicis Groupe shows many wonderful things across the world. I think some things that might additional, or different, is one is the point that we’ve just discussed, where we have deep expertise in industry-consulting issues and issues that involve each industry that complement some of the things that companies are struggling with around transformation in their industries. So I’d say that’s the place where, certainly at a minimum, we’re going to add a lot of capability to the Publicis Groupe.

I think probably the second idea, which I think Publicis does have at a particular level, what we obviously have in spades, is just an unmatched technology competence to help clients implement enterprise-class technology in order to solve a lot of their issues with how they engage their consumers; how they build digital ecosystems for consumers to engage and be involved in, whether that goes from the omni-channel commerce to iPad apps, to tablet apps. We’ve done some of the most sophisticated implementations in the world in our model.

And I think maybe the final point I would make is, since Sapient has grown up with a tremendous history of accountability and delivery for our clients, we do operate in a global distributed delivery network that deploys our people across the world. It gives us the ability to distribute work across the world, to drive both efficiency and speed of delivery for our clients. So on just a high level, those would be the few things that I think might be notable as differences or, at least, additions to the strength of Publicis.

Maurice Levy  — Publicis Groupe S.A. - Chairman & CEO

I think that we should also insist on something that we are both doing, which is commerce. But this is an area of high growth. It’s an area which will be extremely important for all our clients and we had not enough capability. So this is something that we both do; we both do it slightly differently. The deep expertise in technology will enhance our capabilities in the commerce area and the omni-channel. And this is something which I believe is extremely important and leads me to the third point.

I think, on the third point, that after the integration, and you know Charles and all the analysts know this extremely well, integration at Publicis have always been working, thanks to viva la difference, extremely positively and seamlessly with very little hiccups, very little issues. And we have always hit the highest mark of our expectations. So we believe that integration will be smooth and would be positive. There is a great cultural fit, which is important to say.

What is important to define regarding the price? The first and foremost and most probably, if I had to say only one thing, I would say it’s the future. I would say the future because, honestly, when you look at all the holding companies, and you look at all the competitors that we have in the planet, no-one will be best positioned for the future. And this long-term positioning is something which would give you confidence.

On top of that, there are two or three aspects which are good to have. One is the growth profile, and this is enhancing dramatically our growth profile. Don’t think about Publicis just because of the issue that we had been facing recently as an agency or Group which has lost its appetite for growth. We have a great appetite for growth and we have already fixed most of our issues and we are focusing on growth. You look at our growth history, you look at the growth of Sapient, you look at the growth in the digital market and you see that this is the area of growth for the future, and you see that we are in a position to enhance our growth profile.

Obviously, the profitability which will be enhanced, thanks to scale, to access to new markets, to access to new revenue streams and to the fact that there we will have economy of scale on G&A and other aspects. So I think that this is something which should normally give you a few ideas on how you should be working on your model.

Charles Bedouelle  — Exane BNP Paribas - Analyst

That was great. Then just a very quick follow-on, but I will ask but anybody will ask it anyway, is just on the November 7, first is it a firm date? And b) what can you say about your potential cash return today or tomorrow in the long run? How do you see that now that you’ve made a significant investment with Sapient? Thank you very much.

Maurice Levy  — Publicis Groupe S.A. - Chairman & CEO

Okay. One thing that I have not insisted enough is that, and I think it’s important to insist, because the way Sapient was presenting the results, some people may be lost in looking at what is digital, what is not digital. We dig into the numbers and we can tell you, without a hint of hesitation, that it is [1%] digital, period. That’s clear.

Regarding our webcast, which was expected that was due to take place on November 7, we have to postpone it due to this acquisition. So we will give you, very shortly, a new date. It will be in November. When exactly, we’ll have to adjust, we have to do a lot of work in order to complete our new 2018 plan, and we will inform you shortly on the new date. And this is a webcast where we will be answering the question regarding return, capital allocation, the cash return to shareholders, etc.

Charles Bedouelle  — Exane BNP Paribas - Analyst

Thank you for your time and congrats for the deal. Thank you.

Operator

Conor O’Shea, Kepler Cheuvreux.

Conor O’Shea  — Kepler Cheuvreux - Analyst

Congratulations on the deal from my side as well. Two quick questions. The first question, just in terms of the lock-ins for management on the Sapient side; you’re entering long-term commitments and so on, but obviously, they will be cashing out quite significantly for this deal. So can you say a word on that and maybe elaborate a little bit more in terms of the commitment to stay on board in the long term?

Second question, I don’t know if it was in the presentation, but I missed it, can you or, Jean-Michel, give an estimation in terms of the cost of financing that you would expect for this deal from the Publicis perspective?

And the third question in terms of the synergies of EUR50 million; over what timeframe would you expect that to be achieved?

Maurice Levy  — Publicis Groupe S.A. - Chairman & CEO

Good. We’ll get some rest because the first question will be addressed by Alan and the two other questions will be addressed by Jean-Michel. And thank you, Conor, for your nice words.

Alan Herrick  — Publicis Groupe S.A. - CEO, Sapient

Yes, I will give you a little bit color on the team and where we stand. Sapient’s got a very proud heritage of really trying to drive innovation and transformation in the market and it’s a company that’s very unique, culturally. It’s a company that really wants to make a difference, wants to make impact in the world, wants to change the way the world works and really create something special, something lasting and something great.

The reason that this is happening today is because this is that, right? This is the opportunity to do something that no-one else has done and that’s what we’re about. That’s what we’ve always been for. For a 24-year history we’ve said, by ourselves how can you actually really transform and drive impact? And now we’ve got an opportunity to team up and really tilt the entire industry landscape and create a fundamentally different value curve for clients.

So I would say, on behalf of both myself and the whole team, we’re thrilled to go after this big idea and create the most sophisticated platform in the world. I think anything past that specifically will be outlined in the details of the filing, but know we’re excited and can’t wait to get to work on our new opportunity.

Maurice Levy  — Publicis Groupe S.A. - Chairman & CEO

Thank you. Jean-Michel?

Jean-Michel Etienne  — Publicis Groupe S.A. - CFO

Yes. Regarding the cost of financing, Conor, you should add to the model on the line finance cost EUR95 million which includes the cost of refinancing, in fact. So this is EUR95 million.

Regarding the timeframe for the synergies, we are planning to deliver these savings as soon as possible, of course, but realistically, we are considering a three-year plan for that in our model with, let’s say, EUR10 million the first year, EUR30 million on a cumulative basis. We say EUR10 million the first year, EUR30 million year 2 and EUR50 million year 3, okay?

Conor O’Shea  — Kepler Cheuvreux - Analyst

Okay, great. And so in terms of the cost of financing the EUR95 million, so in year 2, less the cost of refinancing, that should come down a little bit, would that be fair?

Jean-Michel Etienne  — Publicis Groupe S.A. - CFO

Maybe not. It is including the cost of refinancing, including. Thank you.

Conor O’Shea  — Kepler Cheuvreux - Analyst

Okay, understood. Thank you.

Operator

Patrick Wellington, Morgan Stanley.

Patrick Wellington  — Morgan Stanley - Analyst

Three questions. The first one is on the Orane. Is it still the intention to buy in the Orane? Is that conceivable within the capital structure?

Secondly, a prosaic one; can you also give us an idea of the pace of the move towards a 42% dividend payout?

And thirdly, maybe a question to Alan. What do you think of the Publicis digital businesses? What do you think of the recently established Razorfish Global? What do you think Sapient could perhaps do to help some of these Publicis digital efforts? Thank you.

Maurice Levy  — Publicis Groupe S.A. - Chairman & CEO

Okay. On the Orane, we made a clear commitment, which is to reimbursing the Orane as at the May 2015 AGM. This is the earliest possible date because such reimbursement has to be approved by our shareholders at the AGM. We still plan and we have decided this, so there is no change to reimburse the Orane. It will be made exclusively in shares that exist in the market, and this is something which should normally help the EPS.

Regarding the 42%, this is something for which we will give you more color during our strategic webcast meeting which will take place later.

Regarding Razorfish, Digitas and the other digital operation, I leave this to Alan.

Alan Herrick  — Publicis Groupe S.A. - CEO, Sapient

Sure. I think, as it relates to the first part of your question, what do you think of the other Publicis digital assets, I think we’re quite familiar. I think it’s a great set of companies and we’ve been competing with them for a very long time; Razorfish, probably back into the 1990s. So I think they have there a proud heritage and it’s great to come together and combine with them in this way. I’d say we’re quite familiar, DigitasLBi, Razorfish and Rosetta would say similarly of Sapient and SapientNitro, so we look forward to that idea.

On your thought about Razorfish global, from my perspective, obviously, outside in, as that happened, and I think it’s a very smart idea, because you’re combining some of the wonderful creative prowess of Razorfish with some of the commerce and technology capabilities of Rosetta.

And I guess just on the final thought about how we might help as we go forward, I think, as we’ve talked about, both Maurice and I, the ability to add into the package, deep, deep vertical consulting, I think will be of great help to the combined Publicis Groupe.

And then, of course, just extending the technology knowhow that already does exist in the Publicis.Sapient Group, but extending it even farther is a place I think we probably also will be able to uniquely maybe help make some progress.

Patrick Wellington  — Morgan Stanley - Analyst

Okay. That’s great, thanks.

Operator

Emma Dunk, JPMorgan.

Emma Dunk  — JPMorgan - Analyst

Just three questions from me. I was wondering if you could talk a little bit more about the revenue synergies, how you expect to achieve these and when we might start to see them coming out in the top-line numbers?

Second question is, obviously, post this transaction, your digital share of revenues is going to be greater than 50%, ahead of target. Do you have a new target now in mind for this by 2018, or are you satisfied with this number?

And then finally, with the acquisition, do you think you’ve covered all the areas you’ve wanted to in digital space, or do you feel there’s certain areas where you’re still underdeveloped and would like to have more scale?

Maurice Levy  — Publicis Groupe S.A. - Chairman & CEO

On revenue synergies, I think that things will move progressively. We have to introduce a team, so this will start after the merger is complete, so when the acquisition will be in force and when all the team will be able to work together. It will come progressively, so it will take a little bit time to take up and then we will see an accelerated case.

There will be a lot of things for which, I believe, things will move fast. For example, access to media operation for the Sapient client is something which will happen pretty quickly. And also the fact that many of our clients who are facing today some very important issues in term of the digital transformation, I think we will get, pretty quickly after the introduction, some interesting possibility of collaboration on consulting and on the digital transformation.

And I believe that we will see things moving faster, and firing on all cylinders, about a year after. I don’t know on that, Alan, if you want to add something?

Alan Herrick  — Publicis Groupe S.A. - CEO, Sapient

Yes. I guess I would agree with what you said. I think, obviously, we’ve got some work to do as we make sure we put it together right. But I do think we will be able to get some traction quite quickly, given how strong the brands are already established in the marketplace, and then be able to develop the right levels of collaboration to get at some of the top-line synergies that have been outlined.

Maurice Levy  — Publicis Groupe S.A. - Chairman & CEO

What is also interesting to mention is that on both sides the teams, the management teams, are extremely, extremely pleased and excited by the collaboration. They don’t see any competition. They see the complementary aspects of the operation, and there is a huge respect of the Sapient brand, Sapient people, Sapient [work] from the Publicis side. And I believe it is the same from the Sapient side.

On the digital share, we don’t plan, for the time being, to set a new target. We will probably review that quietly with our 2018 plan, and when we will come back to you, we will tell you a little bit what we think.

But very simply, there will be automatically a higher share of our digital business, simply because it is growing faster than the rest. And this is a market which is growing, and which is set to grow in the coming years by double digit. This what we have delivered as a stand-alone operation on a regular basis, this is what Sapient has been delivering. So we can expect that, automatically and mathematically, this will grow to a higher level.

On other areas, I think that we have done most of the journey, and I don’t see many areas where we will be lacking competences, expertise. We might need some small acquisition here or there, but I believe that we are well covered. So you should not expect anything big in this area.

Emma Dunk  — JPMorgan - Analyst

Okay [great]. Thanks very much.

Operator

[William Norris, Nomura].

Will Mairs  — Nomura - Analyst

Will Mairs, Nomura. A couple of questions for Alan. Firstly, I’m just wondering, is there any significant business overlap between SapientNitro and the Global Markets business? The reason I ask that is, I’m just wondering if, let’s say in the future, that perhaps you wanted to look to spin off the Global Markets business, would there be any significant disruptions to the Nitro business in doing so? That’s the first question.

Second question is, from doing some background work previously on Sapient, I think your margins are relatively lower than other agency peer, due to investment in Asia, and trying to grow that side of your business. Could you just update us where you are in terms of perhaps that investment, and where you see margins, going forward, on the Sapient part of the business? Thanks.

Alan Herrick  — Publicis Groupe S.A. - CEO, Sapient

Yes, sure. Thanks, Will. On your first question, SapientNitro and Global Markets, and as we talked about in our recent earnings calls, are collaborating more and more in financial services and energy services as digital issues come to the forefronts of those businesses.

So if you look at how digital transformation might affect a bank, might affect an energy company, you’ve got to have a deep understanding of their business models that are both complicated and under stress. You have to have a deep understanding of the regulatory issues, and how and what you can actually do, and on what timeline, as well as the digital opportunities in front of them.

So I’d say that, a little differently than you phrased it, our strategy has been to increase that overlap, because we think it creates a very powerful business, and a very powerful set of capabilities for our clients. And obviously, they share a lot of technology skills across the globe.

On your question about the investment levels in Sapient, as I talked about there’s two areas; one that we think is more constant over the next three to five year, and one differently. And if you look out over the next three or five years, I think this whole idea of digital, and the changing consumer, significant style changes and behaviors and expectations, it’s just beginning. So I think you’ll continue to have a particular investment level around just new capabilities and innovation as part of the Publicis model as well as the Sapient model.

On your question Asia in particular, I think one of the benefits of this, of many, for Sapient is that, as I’ve said many times, we are sub-scale in Asia, and that was hitting our bottom line for approximately $15 million a year in earnings. So given the significant presence Publicis has in Asia, we hope we’ll have the ability to actually combine in Asia in the right way, with the right strategy, to hopefully reduce that, and actually get the kind of growth that we want out of that region in the future. So that’s a huge positive for us.

Operator

[Jerome Boden, Nexis].

Jerome Boden  — Nexis - Analyst

Two questions for me. First of all, do you plan to keep Publicis.Sapient as totally independent, or do you plan to merge it with another Publicis company, as you did with DigitasLBi?

And secondly, could you tell us what changes the deal regarding your relationship — or regarding the Publicis relationship with the technological providers such as the big Internet groups, but also the software guys? Thank you.

Maurice Levy  — Publicis Groupe S.A. - Chairman & CEO

Thank you very much for the question. Regarding the organization, we will give you more details, and particularly after the closing of the deals. And we will make a full presentation of this, because there will be a lot of work which will be done by Alan and the teams. But we don’t expect to merge the operation together.

There is a lot of value in each of the operations. So SapientNitro, Sapient Global Markets, Sapient Government Services, Razorfish Global, which will include Rosetta and DigitasLBi, will be stand-alone operation, coordinated, led and inspired by Alan Herrick.

So we will have a platform which is common to all these operations, and we will take, on top of that, advantage of the skills, the tools, and we will have something which will work more seamlessly. But it will be a kind of umbrella under which all the units will be autonomous, and will be manage as each one a global network. This is roughly as it will be.

So we will come back to that in greater details at the right time, but there is no intention whatsoever to merge the operation together. That’s clear.

Regarding the relationship, we are in a world where collaboration, cooperation, is something which is absolutely indispensable. This what we are doing; this is what we are building; this is what Publicis Groupe as a Group but also Starcom MediaVest, ZenithOptimedia, VivaKi, DigitasLBi or Razorfish Global, have been doing for years, which is to develop some very strong partnership with software suppliers, software developers, platforms, because simply, we can’t do everything and we don’t want to do everything. Sapient has been doing exactly the same. And we will see a convergence in the fact that we have some collaboration and we will leverage the relationship that we have in order to take them to another level.

So don’t expect that we will do the job of [Indubi] or that we will be doing the job of [Reikel] or that we will be doing the job of [SFE]. This is not what we are going to do or that of Google or Facebook. We will be collaborating with them on a very friendly manner, and we will continue to grow our business together. I think there is a lot of touch points which will be extremely positive, and Alan is impatient to give you more color on that.

Alan Herrick  — Publicis Groupe S.A. - CEO, Sapient

I think as it relates, I think you covered the media, [digital] quite well, and as it relates to the software players, [Oracle] SAP, IBM and many more, I think that what’s happening as the technology ecosystem reconfigures to help support always-on consumers, there’s an enormous requirement in how you put together that technology ecosystem. So we have a very strong safety net relationship with all those providers of software. Publicis under DigitasLBi, Razorfish and Rosetta also have very strong relationships with those technology providers. And in order to really get things ready for clients in this day and age, you need an enormous amount of system integration skills.

I think that presents a tremendous opportunity as the digital space really starts to develop here over the next five or six years. So those partners, as we referred to on key alliances, will be critical for the future of the combined Group.

Jerome Boden  — Nexis - Analyst

Maybe just a quick follow-up, if I may? You mentioned the idea of a common umbrella; could it be a listed umbrella?

Maurice Levy  — Publicis Groupe S.A. - Chairman & CEO

We are not planning anything like this.

Jerome Boden  — Nexis - Analyst

Okay. Thank you.

Maurice Levy  — Publicis Groupe S.A. - Chairman & CEO

One thing that I would like to stress, because I think that, when we speak about the synergies, the growth synergies, it is extremely important to have in mind that, when you look at the creative agencies, and you look at the relationship that we have with our clients on brand building, on helping them go to market, on how to manage their marketing strategy and their communications strategy, I think this is an entry point which is absolutely critical to grow the relationship for Sapient and for Sapient’s [both] operations.

So we see that with our access to client, with the combined operation, with what we have in healthcare, in PR, in the formidable portfolio of clients that we have with Publicis Worldwide, Saatchi & Saatchi, Leo Burnett, DBH, we have an access to a fantastic pool of client. And we will, obviously, offer to our client the possibility of using those services in order to face the future.

I believe that, when you are thinking about the growth synergies and you are thinking about how the operation will be working, you have not only to think that there is an umbrella and there are a few line of products or brands we will be working on competencies and expertise at stand-alone operation, but there is a whole Publicis Group system which is working extremely well and which is giving access to a portfolio of clients which is extremely important in the marketplace.

So I feel personally that this topic is something which will soon be proven to be a key driver of growth for the future.

Operator

Sarah Simon, Berenberg.

Sarah Simon  — Berenberg - Analyst

I have three questions. The first one was, how do you see the combined company in terms of spending on CapEx as a percentage of sales as you get more oriented towards technology?

Second one is on, just to go back on the comments you’ve made about the margins in Asia and so on. The synergies you’ve talked about, are those taking Sapient back to the margins you would expect to be, once you’d scaled out? Or do you think that comes on top in the longer term?

And then the third question was whether you’d had any meaningful discussions with any other large agencies? This is a question not for Publicis but for Sapient. Thanks.

Maurice Levy  — Publicis Groupe S.A. - Chairman & CEO

You want to start with the last question maybe?

Alan Herrick  — Publicis Groupe S.A. - CEO, Sapient

With the last question? Sure. I guess the answer is no, was really not. And if you’ve known Sapient at all over the years, our path we thought had tremendous value with what we could create for our clients and shareholders. But as I mentioned up top, the opportunity to really create something that was transformational, to do something that could fundamentally change what we could offer clients, as well as drive to create shareholder value, was something that was very intriguing for us and was uniquely a conversation that Maurice and I have had over a very, very long time. So we’re excited about the opportunity in front of us.

Maurice Levy  — Publicis Groupe S.A. - Chairman & CEO

Thank you, Alan. On CapEx, we are now [jigging] and we will be coming back when we will be presenting our strategy plan. Obviously, that is part of the reason why we are postponing our presentation of November 7 because we need to have more information and we have to revisit some of our assumptions.

I think it should be fair to think that there are some CapEx which are currently redundant. We are developing some tools, Sapient is developing some tools, sometimes they are the same or close to be the same. So we will see that there are a lot of CapEx which will go away. I believe that you will get a level of CapEx for the combined operation which will be lower than the addition of the current CapEx of both. That is something which is a fair assumption.

Now, to give you a right number, we need to wait for making all the calculation and coming with something which is more accurate.

Regarding the margin, we have been extremely, extremely, I’m insisting, cautious, on the assumption that we have been giving to the market. So we are giving to the market some numbers that we feel are achievable, that we will achieve in a timeframe which, we hope, will be shorter than what we have indicated. We believe that this is fairly conservative.

Clearly, there are some areas where we can expect to gain some interesting positions. When we come to APAC, for example, we are both facing a situation in Asia which are extremely different. In some countries, we are doing extremely well and some [we are] not. In some of the countries, Sapient is doing extremely well and we are not; one example is India. And the combined forces and the synergy that we can derive from this is something that we have not yet included in our numbers.

We have not included simply because we have to work a little bit more deeply and we have to bring some better assumptions. And this is something that we will be giving, over time. I don’t know in which timeframe, but it will take a little bit of time to come up with numbers which will be more accurate than words.

Sarah Simon  — Berenberg - Analyst

That’s great. Thanks.

Operator

(Operator Instructions).

Maurice Levy  — Publicis Groupe S.A. - Chairman & CEO

Myesha, we will take the two last questions because, unfortunately, we will have to move to other meetings, so we’ll take the two last questions now.

Operator

Brian Wieser, Pivotal Research.

Brian Wieser  — Pivotal Research Group - Analyst

Thanks for taking the question; possibly it was touched on earlier, I had technical difficulties. Given your focus on digital agencies such as Sapient as well as Razorfish, Digitas, etc., I’m wondering if you could update us how you’re thinking about investing internally in digital capabilities at your legacy agencies, such as Leo Burnett and Saatchi & Saatchi, etc. And I’m wondering how having this presence impacts your capacity to invest internally further in other agencies you presently own.

Maurice Levy  — Publicis Groupe S.A. - Chairman & CEO

Brian, okay, this is your question and it’s a very fair and important question, because it’s extremely important that all our operations are capable to be there for the future. And clearly, some areas, our agencies need to rely on their own teams to give the communications service that they need to give to their clients. And there are some more sophisticated services that have to be brought to the clients through the digital agencies. So this is how we are thinking about it.

We have all the communication deployment which have to be done by the creative agencies. We do that and we are investing on this, and this is something which is done at a very good pace, and I believe that this is something which is working, for the time being, extremely well within all our operations. And sometimes we go to market, Publicis Worldwide, with their own digital operations. And sometimes Publicis Worldwide is partnering either with Razorfish or with DigitasLBi. This is how we work, and this is for the total satisfaction of our clients.

When you look at our numbers, we have roughly 42% of our revenue which are derived from the digital operations. And we can say that we have something like maybe 25% which is coming from the digital agencies and 17% which is coming from the other operations. If you look, for example, at Starcom MediaVest Group, it’s roughly in the region of 40%. If you look at Publicis Worldwide, it is well above 20%. So we see that the digital is well embedded in all our operations. There are different capabilities and we are not developing all these capabilities in all our operations.

When you are a client, there are some areas where you need digital services such as search or analytics or defining the profile of the target, etc., and this is about data crunching. And you have some kind of creative work, which is done to follow a campaign which is on the classic media. On the other side, you have some very sophisticated platforms, such as e-commerce.

So you have to have all the capabilities and they have to be separate. Some have to be very close to the agencies and some have to be in the digital agencies. So this is how we see the world. And, for the time being, when you see the growth in this area, in our operation or at Sapient, you see that this is working extremely well.

Brian Wieser  — Pivotal Research Group - Analyst

But do you think that further capital investment is required, the likes of the [run] acquisitions, such as [S&G], or similar acquisitions that are necessary to help these. And I’m thinking more about Leo Burnett, actually, versus Worldwide, the legacy analog agencies, so to speak, or creative agencies where perhaps your growth rates aren’t necessarily keeping on pace, but media and the pure play digital, do they need more investment internally rather than externally?

Maurice Levy  — Publicis Groupe S.A. - Chairman & CEO

Most of the investment, they have some external investment but they have also some internal investment. They need to acquire some talent and they do. And there is also the fact that we have a philosophy of liquid talent. We need to have people who are able to navigate in the field of the new world, while, at the same time, working on all the issues that their clients are facing, creativity, strategy etc.

We have a concept which is the alchemy of IQ, EQ and TQ, all these to be done with BQ. IQ is intellectual quotient, which is about strategy. EQ is about creativity and the fact that it’s coming from the guts and from the heart, and technology quotient, which is something extremely important because we have to master the technology. And all this has to be done quick because in this world, things are moving at a very high pace. So this is what we do and it is working extremely well.

If you look at some Saatchi operations, they have more than 30% of their business which is derived from digital. If you look at Publicis Worldwide, they have something like 35% of their revenue in France which is derived from digital. So this is something that we are doing and we need to do both. We can’t do just the digital agency and consider that the other business is legacy. We don’t consider this as legacy business.

There is no legacy business. There is client issues. There is a huge service problem to be solved for the new world. And we are bringing the compelling solutions to our clients either through our creative agencies, which are all tailored to face these issues and with our other operations, the media, the digital agencies, the healthcare operation and the PR operation. All this is done seamlessly and with great capabilities, so this is how we see the world.

And now, Brian, with your permission, we will have to go to the last question because we have another meeting which is taking place now.

Operator

We have no further questions at this time. I’d like to hand it back to Mr. Levy for closing remarks.

Maurice Levy  — Publicis Groupe S.A. - Chairman & CEO

Okay. I would like to thank you for having joined us during this call. I think that this operation is something which is extremely, extremely important for securing the Publicis future. It is far better to invest and to deliver a higher growth, higher profit to our shareholders, to create a profile which will lead to a re-rating and to create a Company which is set for the future, rather than buying back our shares.

I think that it is extremely important also to mention that the world’s changing, that there are very few people who are taking the initiative to build the agency of the future. And this is giving us a leadership position that will generate a lot of growth and profitability and our shareholders will enjoy the result of this operation.

I feel extremely good. I’m very happy to have Alan with us. I don’t know, Alan, if you want to add something?

Alan Herrick  — Publicis Groupe S.A. - CEO, Sapient

I would just simply add I’m excited to be here. I think Sapient and Publicis share something that’s very important, a very strong and very proud history. I think this idea that you live by around viva la difference is something that we also live by. I think you summed it up well where this is simply about the future. Now, it’s about the combined future of both Publicis and Sapient and we look forward to it.

Maurice Levy  — Publicis Groupe S.A. - Chairman & CEO

Thank you, Alan, and I think that this is the final words for our presentation. Again, I thank you, and particularly there are some people who are on the phone, on the call from the US or from other parts of the world where normally people are in their bed, I thank you for being with us.

We will soon have another possibility of reconnecting when we will be presenting our strategy in the webcast, for which we will give you a date shortly. Thank you again, and this completes the webcast.

Operator

Thank you, ladies and gentlemen. This concludes the Publicis Groupe acquisition of Sapient webcast. Thank you all for participating, you may now disconnect.

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Additional Information and Where to Find It

The tender offer for the outstanding shares of Sapient Corporation (Sapient) referenced in this presentation has not yet commenced.  This is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for the tender offer materials that Publicis Groupe S.A. (“Publicis”) and 1926 Merger Sub Inc. (“Merger Sub”) will file with the Securities and Exchange Commission (“SEC”).  At the time the tender offer is commenced, Publicis and Merger Sub will file tender offer materials on Schedule TO, and thereafter Sapient will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION / RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION.  HOLDERS OF SHARES OF SAPIENT COMMON STOCK ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE (AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF SHARES OF SAPIENT COMMON STOCK SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES.  The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation / Recommendation Statement, will be made available to all holders of shares of Sapient common stock at no expense to them.  The tender offer materials and the Solicitation / Recommendation Statement will be made available at no charge on the SEC’s website at www.sec.gov.

Forward-Looking Statements

This communication contains forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning Sapient, Publicis, the proposed transaction and other matters.  These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of Sapient and Publicis as well as assumptions made by, and information currently available to, such management.  Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or similar words, phrases or expressions.  These forward-looking statements are subject to various risks and uncertainties, many of which are outside the parties’ control.  Therefore, you should not place undue reliance on such statements.  Factors that could cause actual results to differ materially from those in the forward-looking statements include failure to obtain the tender of a majority of the outstanding shares of Sapient common stock and regulatory approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transaction; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; losses on media purchases and production costs incurred on behalf of clients; reductions in client spending, a slowdown in client payments and changes in client communication requirements; failure to manage potential conflicts of interest between or among clients; unanticipated changes relating to competitive factors in the advertising and marketing industries; ability to hire and retain key personnel; ability to successfully integrate the companies’ businesses; the potential impact of announcement or consummation of the proposed transaction on relationships with third parties, including clients, employees and competitors; ability to attract new clients and retain existing clients in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their clients; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls, among others.  The foregoing list of factors is not exhaustive.  You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in Sapient’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the SEC and those described in Publicis’ annual reports, registration documents and other documents filed from time to time with the French financial market regulator (Autorité des Marchés Financiers or “AMF”).  Except as required under applicable law, the parties do not assume any obligation to update these forward-looking statements.